Commission File Number 001-31914
EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
ANNOUNCEMENT
AUDIT FINDINGS ON CHINA LIFE INSURANCE (GROUP) COMPANY AND ITS
SUBSIDIARIES ISSUED BY THE NATIONAL AUDIT OFFICE OF THE PEOPLE’S
REPUBLIC OF CHINA
In 2010, the National Audit Office of the People’s Republic of China (the “NAO”) conducted a routine audit (the “Audit”) on the assets, liabilities and profits and losses of China Life Insurance (Group) Company (the “Group Company”), the controlling shareholder of China Life Insurance Company Limited (the “Company”), and its subsidiaries (including the Company) and certain of its branch entities for the year of 2009. The results of the Audit will be released to the public by the NAO in the form of an Audit Results Announcement in the near term.
The findings of the Audit indicate that in recent years, the Group Company has achieved rapid business development, remarkable results in use of funds, a gradual increase in profitability and has built an improving management system. However, the Audit identified certain issues in terms of business operation and financial income and expenditure, including non-compliance in underwriting or surrendering insurance, non-compliance in payment and claim settlement and non-compliance in payment of fees and commissions, as well as certain weaknesses in business and file management and procurement management which need to be rectified and improved.
The Company has attached great attention to the relevant issues raised in the Audit regarding the Company, and adopts effective governance measures to undertake rectifications and holds the responsible persons strictly accountable. The Company considers that the Audit has an important guidance function in respect of the Company’s internal control system and risk prevention practices and the Company will further enhance its awareness of compliance in business operations, strengthen its internal control systems and effectively promote sustainable development of the Company.
The issues identified in the Audit have no material impact on the Company’s overall operating results and its financial statements.
By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 24 January 2011
As at the date of this announcement, the board of directors of the Company comprises:
Executive directors: Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive directors: Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive directors: Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh